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Exhibit 99.1

ABER DIAMOND CORPORATION

First Quarter Report

THREE MONTHS ENDED APRIL 30, 2003

To Our Shareholders

Operations Update

The Diavik mine commenced mining and processing ore on a commissioning basis in November 2002. The first diamonds were delivered to the Diavik Joint Venture partners during January 2003. During the three months ended March 31, 2003, 411,000 carats were recovered at the Diavik mine. Aber receives 40% of Diavik production pursuant to the product splitting protocol established by the Joint Venture and accounts for its share of production and costs from the Diavik Joint Venture on a one month lag basis.

        Highlights of Aber's sales activity, prior to the commencement of commercial production, are:

  •
  Aber's first sales occurred during March 2003.

  •
  By the end of Aber's first fiscal quarter, Aber had received 156,708 carats from the Diavik mine, of which 42,619 carats were sold during the quarter for total sales proceeds of US$4.1 million. These sales proceeds, net of associated costs, were credited against deferred mineral property costs in the quarter.

Mine Production

Diavik Mine (100% Basis)	Calendar Quarter Ended March 31, 2003
Ore processed ('000 tonnes)	202
Diamonds recovered ('000 carats)	411

        Ore processed during the first quarter of 2003/04 represented approximately 40% of design capacity. The diamonds recovered in the first quarter reflect the lower grades encountered in the contact zone at the top of the kimberlite orebody, where it interfaces with the lake bottom overburden. It is expected that the ore grades will continue to be influenced by this contact zone before mining moves deeper into the more competent kimberlite ore which comprises the actual mineral reserve. Production will continue to ramp up, with normalized operation based entirely on ore reserve kimberlite expected in August. A formal reconciliation of production against the Feasibility Study parameters will only be possible after several months of mining of the reserve.

        The commencement of commercial production and inclusion of diamond sales and operating costs into the Company's earnings statement will begin when certain parameters defining continuous, stable operation have been achieved. Aber expects all parameters to have been met by the end of the second quarter of this fiscal year. Sales revenue, net of associated costs in the period prior to the commencement of commercial production, is credited against deferred project development costs. From the third quarter onwards, Aber expects earnings to reflect operating results from the sale of Diavik product.

                        /s/ ROBERT A. GANNICOTT
Robert A. Gannicott
President & Chief Executive Officer
June 3, 2003

Included in this interim report are forward-looking statements which are made in reliance on the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "estimated," "believes," "expecting" or "anticipated" and other similar words. These forward-looking statements by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements. Aber considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, without limitation, risks relating to completion and operation of the Diavik Project, world diamond market conditions, environmental considerations and other factors. If any of these risks or uncertainties were to materialize, or if assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of Aber could vary materially from those that are expressed or implied by these forward-looking statements. Aber disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis

Financial Results

Summary of Results (expressed in millions of Canadian dollars, except per share amounts)	First Quarter 2003/04	First Quarter 2002/03
Earnings (loss)	7.7	(1.5)
Basic earnings (loss) per share	0.14	(0.03)
Diluted earnings (loss) per share	0.14	(0.03)

Net Earnings

        Aber's net earnings for the quarter ended April 30, 2003 totalled $7.7 million or $0.14 per share, compared to a net loss of $1.5 million or $0.03 per share a year earlier. The current period's earnings include a foreign exchange gain of $13.9 million compared to $0.4 million a year earlier. This gain is substantially due to the revaluation of the Company's US$ denominated debt, partially offset by its US$ cash holdings to the quarter end exchange rate.

Interest and Other Income

        Aber's interest income during the quarter from cash and short-term monetary investments totalled $0.3 million, comparable to a year earlier. Included in other income in the quarter is a gain of $0.5 million from the disposal of other assets.

Expenses

        Aber's expenses increased during the latest quarter to $3.6 million, up 37% from $2.6 million a year earlier. This increase was due to corporate business development activities and preparation for commercial activity. Included in these amounts is the expensing of stock option grants using the fair value method, resulting in stock compensation expense of $0.9 million during the latest quarter, and $0.8 million a year earlier.

Foreign Exchange

        Due to the significantly strengthened position of the Canadian dollar against the US dollar at the end of the quarter, Aber also recorded an unrealized foreign exchange gain of $13.9 million on its net US$ debt exposure, compared to a gain of $0.4 million in the prior year. The Company began to draw on its US$ Project Loan Facility in the first quarter of the prior year.

Income Taxes

        Aber recorded a tax provision of $3.5 million, compared to a recovery of $0.5 million in the previous year. The provision reflects the foreign exchange gain recognized in the current quarter.

Liquidity and Cash Resources

        During the quarter ended April 30, 2003, working capital decreased to $76.2 million from $83.0 million as at January 31, 2003. Of the $6.8 million decrease, $4.0 million was due to the revaluation of US$ cash to the quarter end exchange rate. The working capital balance includes the Company's $64.5 million (US$45 million) contingency cash collateral account to be maintained in support of Diavik Project completion. This collateral account is required to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis following Diavik Project completion and upon commencement of the repayment of the Project Loan Facility.

        In addition to the contingency cash collateral of $64.5 million, Aber also had $36.7 million in unrestricted cash and cash equivalents at April 30, 2003, of which $22.4 million was held at the Diavik Project, compared to unrestricted cash and cash equivalents of $37.2 million as at January 31, 2003, of which $25.5 million was held at the Diavik Project. Cash and cash equivalents include high quality short-term commercial paper. These very liquid money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

        As of April 30, 2003, Aber had drawn down long-term debt in the amount of $308.2 million (US$215 million), at the quarter end closing CDN/US exchange rate, from its US$230 million Project Loan Facility. Aber's long-term debt, net of cash resources, was $224.8 million at April 30, 2003, compared to $189.5 million as at January 31, 2003. At the end of the first quarter of the prior year, Aber had drawn $112.9 million (US$72 million), at the quarter end closing CDN/US exchange rate under this facility.

Financing Activities

        Aber funded its share of the costs of the Diavik Project, as well as marketing infrastructure initiatives, from monthly drawings under the Project Loan Facility. During the quarter ended April 30, 2003, $41.7 million (US$28 million) was drawn down at prevailing CDN/US exchange rates. Long-term debt repayments during the quarter represented repayments on the Company's first mortgage on real property.

        During the quarter ended April 30, 2003, Aber incurred $0.2 million of deferred financing charges related to the US$230 million Project Loan Facility, compared to $7.6 million incurred during the comparable quarter in the prior year.

        During the quarter ended April 30, 2003, the Company received $1.0 million from the exercise of 94,000 stock options. Subsequent to the end of the quarter, the Company completed a 12-month revolving financing facility with Antwerpse Diamantbank N.V., one of the world's premier diamond lending institutions. Under the terms of the facility, the Company has available US$34 million (utilization in either US$ or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber Overseas N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. The first draw on this facility was made during May 2003.

Investing Activities

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totalled $37.7 million during the quarter, compared to $75.3 million a year earlier. These amounts include interest capitalized of $3.4 million and $1.3 million in the first quarters of each respective year. The most significant investment in both periods was for the Diavik Project. During the current fiscal quarter, Aber invested $34.2 million in the Diavik Project for site construction, net of sales credited to the Project. The principal activities on site for the current fiscal period were pre-commissioning operating activities and the winter road program. In the previous year's corresponding period, $72.2 million was spent on the Diavik Project for Project construction activities including jet grouting and construction of processing and recovery plants.

        During the quarter, Aber received proceeds of $0.5 million from the disposal of other assets.

Outlook
Operations

        The operator, Rio Tinto plc, has estimated that the Diavik mine will deliver a total of 3.7 million carats of diamonds during the 2003 calendar year, with Aber's 40% share being 1.5 million carats. Approximately 1 million carats of these will be delivered to Aber before the end of November, thereby allowing them to be sorted and sold by Aber's fiscal year-end of January 31, 2004. Although operations have not yet reached their steady state, operating cost performance to date has been comfortably below the mine plan estimates.

        Preparations are being made to campaign mine and process approximately 20,000 tonnes of mineralization from the top of the A-154 North kimberlite pipe. It is expected that the diamonds recovered from this bulk sample will be delivered in July. The diamond price determined from this work will be used to aid future mine planning and ore reserve estimation.

Foreign Exchange Impact

        Aber's decision to finance the Diavik Project with a US$ denominated Project loan was principally made due to the desire to match diamond sales revenues upon commencement of commercial production, with the currency of the underlying loan forming a natural hedge.

Consolidated Balance Sheets

April 30, 2003 and January 31, 2003 (expressed in thousands of Canadian dollars)

	April 30, 2003	January 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$36,726	$37,201
Cash collateral — (Note 2)	64,503	68,468
Accounts receivable	2,591	1,663
Advances and prepaid expenses	1,327	1,247

	105,147	108,579
Deferred mineral property costs	613,467	581,742
Deferred charges and other assets — (Note 3)	28,408	23,019
Capital assets	81,275	68,229

	$828,297	$781,569

Liabilities and Shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$28,593	$25,224
Current portion of long-term debt	382	374

	28,975	25,598
Long-term debt — (Note 4)	326,012	295,201
Future income tax liability	82,003	79,047
Minority interest	—	109
Shareholders' equity:
Share capital	327,754	326,789
Stock options ~ Note 5	5,640	4,563
Retained earnings	57,913	50,262

	391,307	381,614

	$828,297	$781,569

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ JOHN C. LAMACRAFT John C. Lamacraft Director	/s/ ROBERT A. GANNICOTT Robert A. Gannicott Director

Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30, 2003 and 2002 (expressed in thousands of Canadian dollars)

	Three Months Ended April 30, 2002
	2003	2002
	(Unaudited)
Interest and other income:
Interest	$336	$339
Gain on sale of other assets	501	—

	837	339

Expenses:
General and administrative	3,389	2,640
Interest on long-term debt	217	—

	3,606	2,640

Foreign exchange	13,884	395
Earnings (loss) before income taxes	11,115	(1,906)
Income taxes (recovery)	3,464	(456)

Earnings (loss)	7,651	(1,450)
Retained earnings, beginning of period	50,262	56,298

Retained earnings, end of period	$57,913	$54,848

Earnings (loss) per share
Basic	$0.14	$(0.03)

Diluted	$0.14	$(0.03)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the periods ended April 30, 2003 and 2002 (expressed in thousands of Canadian dollars)

	Three Months Ended April 30, 2002
	2003	2002
	(Unaudited)
Cash provided by (used in):
Operating:
Net earnings (loss) for the period	$7,651	$(1,450)
Items not involving cash:
Amortization	281	30
Future income taxes	2,956	(753)
Stock-based compensation	851	819
Foreign exchange	(13,884)	(395)
Gain on sale of other assets	(501)	—
Change in non-cash operating working capital	(2,590)	(2,061)

	(5,236)	(3,810)

Financing:
Issuance of long-term debt	41,667	114,664
Repayment of long-term debt	(91)	—
Deferred financing	(244)	(7,598)
Issue of common shares, for cash	965	50
Money market instruments	—	(23,604)

	42,297	83,512

Investing:
Deferred mineral property costs	(20,844)	(66,331)
Deferred charges	(31)	(1,804)
Capital assets	(16,843)	(7,140)
Cash collateral	—	(44,714)
Proceeds on sale of other assets	525	—

	(37,193)	(119,989)

Foreign exchange effect on cash balances	(343)	(49)
Increase (decrease) in cash and cash equivalents	(475)	(40,336)
Cash and cash equivalents, beginning of period	37,201	60,236

Cash and cash equivalents, end of period	$36,726	$19,900

Change in non-cash operating working capital:
Accounts receivable	$(402)	$(153)
Prepaid expenses	(1)	6
Accounts payable and accrued liabilities	(2,187)	(1,914)

	$(2,590)	$(2,061)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

The consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2003.

        The consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2003. Commercial production from the Diavik Project will commence upon achievement of certain production and sales performance measures related to the Project including physical Project completion, sustained level of mining and diamond processing activity, and sales channel readiness. The financial statements for the quarter ended April 30, 2003 do not reflect any commercial activity relating to this Project.

Note 2

As at April 30, 2003, cash resources included $64.5 million (US$45 million) held in a contingency cash collateral account to be maintained in support of Project completion. Funds in the cash collateral account will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of repayment of the Project Loan Facility (Note 4).

Note 3

During the quarter ended April 30, 2003, Aber concluded an arrangement whereby the Antwerp marketing company, Aber Overseas N.V., formerly known as CanaDiam, was restructured such that it became a 100% held subsidiary of the Company. Aber's cost of acquisition of the minority shareholding in Aber Overseas N.V., being US$5 million, has been reflected in deferred charges and other assets on the Company's balance sheet, as at April 30, 2003.

Note 4

The Company has a US$230.0 million Project Loan Facility (the "Facility") which is sufficient to fund the Company's share of all budgeted expenditures to complete the Diavik Project including procurement, transportation and exploration. The Facility will also fund costs related to the Facility itself, interest during the construction period, and the Company's corporate and marketing expenditures before revenue is achieved.

        First drawdown on the Facility was made on February 6, 2002 and as at April 30, 2003, C$308.2 million (US$215.0 million) had been drawn.

        The underlying interest rate is floating at LIBOR plus 3%, payable quarterly. Additionally, the Facility has a 1.5% commitment fee on undrawn amounts, payable quarterly. At April 30, 2003, the weighted average interest rate on amounts drawn under this Facility was 4.4%. Scheduled amortization of the Facility is over eight semi-annual equal installments commencing on the earlier of fulfillment of Diavik Project completion covenants or June 30, 2004, with a final maturity date of December 15, 2007. The Facility contemplates mandatory accelerated repayments based upon available Diavik Project cash flow. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of US$5.0 million, which are applied in inverse order of maturity in reduction of scheduled repayments.

        Aber records unrealized foreign exchange gains and losses on the revaluation of this US$ denominated debt, partially offset by the foreign exchange effect of revaluation of US$ cash holdings. Due to the significantly strengthened position of the Canadian dollar against the US dollar at the end of the quarter, Aber recorded an unrealized foreign exchange gain of $13.9 million in the first quarter of fiscal 2003/04.

        Additionally, the Company has a first mortgage on real property, maturing in 2018, bearing interest at 8.0% per annum, payable in monthly installments of $0.1 million including interest.

        Subsequent to the end of the quarter, the Company completed a 12-month revolving financing facility with Antwerpse Diamantbank N.V. Under the terms of the facility, the Company has available US$34 million (utilization in either US$ or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber Overseas N.V. Borrowings under the facility bear interest at the bank's US$ base rate plus 1.5%. The first draw on this facility was made during May 2003.

Note 5

Effective February 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Section 3870, "Stock-based compensation and other stock-based payments." The Company applies the fair value method to all grants of stock options. During the quarter, 94,000 common shares were issued for proceeds of $1.0 million from the exercise of options and an additional 401,200 common share options were granted to employees and directors at an exercise price of $26.45, each expiring in the year 2013. During the quarter, $1.1 million was recorded for stock compensation, of which $0.9 million was charged to earnings. As at June 2, 2003, 32,500 options had been exercised subsequent to the end of the quarter, for proceeds of $0.4 million.

Note 6

Certain figures have been reclassified to conform with presentation in the current period.

Note 7

Share capital information at June 2, 2003:

Authorized	— unlimited
Issued & outstanding	— 54,763,170

www.aber.ca

P.O. Box 4569, Station A
Toronto, Ontario, Canada
M5W 4T9
T. 416.362.2237
F. 416.362.2230

QuickLinks

ABER DIAMOND CORPORATION
First Quarter Report
Mine Production
Management's Discussion and Analysis
Financial Results
Net Earnings
Interest and Other Income
Expenses
Foreign Exchange
Income Taxes
Liquidity and Cash Resources
Financing Activities
Investing Activities
Outlook Operations
Foreign Exchange Impact
Consolidated Balance Sheets
Consolidated Statements of Earnings and Retained Earnings
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements